FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2002

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ✓	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

SIGNATURES
NATIONAL BANK OF GREECE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 30th December, 2002	/s/ Apostolos Tamvakakis (Registrant) Apostolos Tamvakakis Deputy Governor

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NATIONAL BANK OF GREECE

Announcement regarding the trading of new shares issued
pursuant to the merger via absorption of National Investment Bank for
Industrial Development S.A. by National Bank of Greece S.A.

National Bank of Greece (NBG) announces that the 3,790,534 new common registered shares, to be distributed to the shareholders of the absorbed National Investment Bank for Industrial Development (ETEBA) on the basis of the approved exchange ratio of 10 ETEBA for 3 NBG shares, shall be credited to the beneficiaries’ accounts on 31 December 2002 by Central Securities Depository S.A.

The trading of the new shares shall commence on 31 December 2002 also. Following the merger, the Bank’s total number of shares listed on the Athens Stock Exchange amounts to 231,870,986 common registered shares of a par value of €4.50 per share.

The new shares were issued pursuant to the merger via absorption of National Investment Bank for Industrial Development S.A. by National Bank of Greece S.A. The merger was approved by resolutions of the said banks’ Extraordinary General Meetings held on 6 November 2002 and 20 November 2002 respectively, and ratified and registered with the Registry of Sociétés Anonymes by virtue of Decision No K2-15554/20.12.2002 of the Deputy Minister of Development.

For further information, shareholders may contact the Shareholders’ Department during office hours, at tel. (30) 210-3343414, 16, 17, 24, 25, 26, 27, 28, 60 and 94.

Athens, 27 December 2002

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